Exhibit 1

Pointer Telocation Ltd.
NOTICE OF AN ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On May 27, 2014

Notice is hereby given to the shareholders (the "Shareholders") of Pointer Telocation Ltd. (the "Company") that an Annual General Meeting of Shareholders will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Tuesday, May 27, 2014, at 2:00 P.M. (Israel time) (the "Meeting") for the following purposes:

1.	TO RE-ELECT Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Nir Cohen as directors of the Company and Ms. Alicia Rotbard as an independent director of the Company for the coming year.

2.	TO RE-ELECT Mr. Gil Oren and Mr. Zvi Rutenberg as external directors of the Company for an additional period of three years.

Under the Israeli Companies Law, a public company is required to appoint no less than two external directors.  The initial term of an external director is three years and may be extended for two additional terms of three years.

3.
Subject to the re-election of Ms. Alicia Rotbard as a director of the Company for the coming year and the re-election of Mr. Gil Oren and Mr. Zvi Rutenberg as external directors of the Company for an additional period of three years, TO APPROVE the grant of Restricted Stock Units to each of Ms. Alicia Rotbard, Mr. Gil Oren and Mr. Zvi Rutenberg.

4.
TO APPROVE the increase of the Company’s authorized share capital by NIS 24,000,000 (twenty four million New Israeli Shekels). The Company’s share capital following such increase shall be NIS 48,000,000 (forty eight million New Israeli Shekels) divided into 16,000,000 (sixteen million) Ordinary Shares, par value NIS 3.00 per share.

5.	TO APPROVE the amendment of the Company's Compensation Policy.

6.	TO ENTER into a Management Services Agreement with DBSI Investments Ltd., the Company's controlling shareholder from August 1, 2014 to July 31, 2017.

7.
TO APPROVE the grant of indemnification letters to Yossi Ben Shalom, Barak Dotan and Nir Cohen, directors of the Company related to DBSI Investments Ltd., the Company's controlling shareholder, and any other directors and/or officers related to DBSI Investments Ltd., who may serve from time to time.

8.
TO APPROVE the submission of a registration statement with the U.S. Securities and Exchange Commission in connection with the resale, from time to time, by DBSI Investments Ltd., the Company's controlling shareholder, of up to 2,545,094 Ordinary Shares, par value NIS 3.00 per share, previously issued and/or purchased by DBSI Investments Ltd.

9.
TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2014 and to authorize our audit committee (the "Audit Committee") to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

10.	TO RECEIVE management’s report on our business for the year ended December 31, 2013.

Shareholders of record at the close of business on Thursday, April 17, 2014 (the "Record Date"), will be entitled to notice of, and to vote at, the Meeting.

Shareholders who do not plan to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy in the enclosed envelope as promptly as possible.

The position notices on behalf of the shareholders shall be delivered to the Company within ten (10) days following the Record Date. The last date to provide the response of the Board of Directors to such position notices shall be within five (5) days following the last day for the submission of the position notices.

A copy of the declarations of the directors, being brought to election at the Meeting, as well as a copy of the full proxy statement, may be viewed at the Company's offices at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Sunday through Thursday from 9:00 a.m. to 5:00 p.m.

The proxy statement and proxy card are available at
http://www.pointer.com/category/Calander_of_Events

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date:  April 10, 2014

PROXY STATEMENT

________________

POINTER TELOCATION LTD.
14 Ha'Melacha Street
Park Afek, Rosh Ha'ayin
Israel
+972-3-5723111
________________
ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held On May 27, 2014

The enclosed proxy is being solicited by the Board of Directors (the "Board of Directors") of Pointer Telocation Ltd. (the "Company", "we", "our", "us", and "Pointer") for use at our annual general meeting of shareholders to be held on Tuesday, May 27, 2014, at 2:00 P.M. or at any postponement or adjournment thereof (the "Meeting").  The record date for determining which of our shareholders (the "Shareholders") are entitled to notice of, and to vote at, the meeting is established as of the close of business on Thursday, April 17, 2014 (the "Record Date").

As of April 10, 2014, we had 7,688,564 ordinary shares outstanding, each of nominal value New Israeli Shekels 3.00 (the "Ordinary Shares").

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to Shareholders on or about April 22, 2014. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the Shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a Shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

Any Shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting, or (iii) executing and delivering to us a later-dated proxy.  Written revocations and later-dated proxies that were sent directly to the Company should also be sent to the Company at 14 Ha'Melacha Street, Park Afek, Rosh Ha'ayin, 48091, Israel, Attention: Chief Financial Officer.  All proxies must be received by the Company’s transfer agent or at the Company’s mailing address listed above seventy two hours prior to the Meeting to be validly included in the tally of Ordinary Shares voted at the Meeting.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more Shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Meeting.  If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to June 3, 2014, at the same hour and place, without it being necessary to notify our Shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposals 1, 4 and 9 to be presented at the Meeting require the affirmative vote of Shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals.

Proposals 2 and 3 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who are not controlling shareholders and do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

Proposals 5, 6, 7 and 8 to be presented at the Meeting require the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto sets forth certain information, as of April 10, 2014 regarding beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), of our Ordinary Shares by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. On April 10, 2014, there were 7,688,564 Ordinary Shares of the Company issued and outstanding.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned*	Percent of Ownership
DBSI Investments Ltd. (1)	2,545,094	33.10%
Gandyr Investments Ltd.	864,290(2)	13.2%
The Phoenix Insurance Company Ltd.	648,648(3)	8.44%
Meitav DS Provident Funds and Pension Ltd.	480,000(4)	6.24%

*
The percentage of outstanding Ordinary Shares beneficially owned is based on 7,688,564 Ordinary Shares outstanding as of April 10, 2014. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of Ordinary Shares beneficially owned by a person includes Ordinary Shares subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the Record Date. Such Ordinary Shares issuable pursuant to such options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options but not deemed outstanding for the purposes of computing the percentage ownership of any other person. To our knowledge, the persons named in this table and the footnotes thereto have sole voting and investment power with respect to all Ordinary Shares shown as owned by them.

(1)
As office holders of DBSI Investments Ltd. ("DBSI"), Messrs. Barak Dotan and Yossi Ben Shalom, who are candidates for re-election as directors, may be considered to be the beneficial holders of 33.10% of our outstanding Ordinary Shares held by DBSI.  Messrs. Barak Dotan and Yossi Ben Shalom also control DBSI, and therefore, share the beneficial ownership of 2,545,094 Ordinary Shares of the Company. DBSI holds the sole right to vote 2,545,094 of such Ordinary Shares, which right is directed jointly by Messrs. Yossi Ben Shalom and Barak Dotan. The principal business address of each of these entities and individuals is 85 Medinat Hayehudim Street, Herzelia, 49514, Israel.  This disclosure is based on information disclosed by DBSI on Form 13D/A, filed on March 13, 2014, as well as information provided directly to the Company by DBSI.

(2)
Ms. Yudith Yoval Recanati, Gandyr Investments Ltd. ("Gandyr Investments") and Gandyr Ltd. ("Gandyr") jointly hold 864,290 of our Ordinary Shares, and they have joint power over such shares. Gandyr is wholly owned by Gandyr Investments. Gandyr Investments is wholly owned and controlled by Ms. Yudith Yoval Recanati. The principal business address of these entities and individual is 89 Medinat Hayehudim Street, Herzlia 4676672, Israel. This disclosure is based on information disclosed by Ms. Yudith Yoval Recanati, Gandyr Investments and Gandyr on Form 13D, filed on January 23, 2014.

(3)
The Phoenix Insurance Company Ltd. ("Phoenix Insurance") and Phoenix Pension and Benefits Ltd. ("Phoenix Pension") jointly hold 648,648 of our Ordinary Shares, and they have joint power over such shares. Phoenix Pension is a subsidiary of Phoenix Insurance. This disclosure is based on information held by the Company.

(4)
Meitav DS Provident Funds and Pension Ltd. holds 480,000 of our Ordinary Shares. This disclosure is based on information disclosed by provident funds of Meitav DS Investments Ltd. group on Form 13G, filed on March 24, 2014.

MATTERS RELATING TO THE 2014 ANNUAL GENERAL MEETING

At the Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL 1

RE-ELECTION OF DIRECTORS

The Company has nominated the persons named below who were elected as directors at the Annual General Meeting of Shareholders held on September 12, 2013, for re-election as directors to serve for a period of one year until the next annual general meeting or until their respective successors are duly elected and qualified.

As required by Israeli law, each of the director nominees named below has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she was not convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the judgment: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422-428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director.  Information on each nominee for director is set forth below. The information is based upon the records of the Company and information provided by each nominee. If at the time of the Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	58
Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. Mr. Ben Shalom serves as the Chairman of the Board of Directors of Shagrir Systems Ltd. and Cimatron Limited, and serves as a director in  Taldor Computer Systems (1986) Ltd., Car 2 Go Ltd., Ben Shalom Edna and Yoseph (Holdings) Ltd., The 8 Note Duty Free Ltd., Hatav Hashmini Hachadash 2000 Ltd., The 8 Note Production & Distribution Ltd., Hatav Hashmini Haifa Ltd., Matzman Et Merutz Milenum Ltd. and Pulpit Rock Investments Ltd. Mr. Ben Shalom holds BA in Economics and MA in Business Management from Tel Aviv University.

Barak Dotan	46
Barak Dotan was appointed a director on our Board of Directors in April 2003. Mr. Dotan is active in the field of investment management.  Mr. Dotan serves as the Chairman of the Board of Directors of Taldor Computer Systems (1986) Ltd. and Danel (Adir Yeoshua) Ltd., and serves as a director in Cimatron Limited, DBSI Investments Ltd., Hatav Hashmini Hachadash 2000 Ltd., The 8 Note Production & Distribution Ltd., Hatav Hashmini Haifa Ltd. and Shagrir Systems Ltd. Mr. Dotan graduated from the Hebrew University of Jerusalem with a B.Sc. in Computer Science and Business Management.

Nir Cohen	41
Nir Cohen was appointed a director on our Board of Directors in June 2012. Currently Mr. Cohen serves as the Chief Financial Officer of DBSI Investments Ltd. Before joining DBSI Investments, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC – a privately held US investment company specializing in high-tech investments. Prior to joining Argoquest, Mr. Cohen served as an accountant at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCopers (PwC). Mr. Cohen serves as the Chairman of the Board of Directors of Altshuler - Shaham Mutual Funds Management Ltd., and a director in Danel (Adir Yeoshua) Ltd., Taldor Computer Systems (1986) Ltd. and Making – Sense Ltd.  Mr. Cohen holds a BA in Accounting and Business Management from the College of Management and is a Certified Public Accountant in Israel.

Alicia Rotbard	68
Alicia Rotbard was appointed a director on our Board of Directors in October 2010. Ms. Rotbard serves as a director in Israel Discount Bank Limited, Pro-Seed Venture Capital Fund Ltd., Kamada Ltd., R.V.B. Holdings Ltd., RedHill Biopharma Ltd., Queenco Leisure International Ltd., AIG Israel Insurance Company Ltd. and XR-Media. Ms. Rotbard holds a B.Sc. in Mathematics and Physics from the Hebrew University of Jerusalem.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen are hereby elected to serve as directors of the Company for the coming year until the next annual meeting or until their respective successors are duly elected and qualified, and Ms. Alicia Rotbard is hereby elected to serve as an independent director of the Company for the coming year until the next annual meeting or until her respective successor is duly elected and qualified.”

Proposal 1 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon, in respect of each director.

Further, the Compensation Committee on April 8, 2014 and the Board of Directors of the Company on April 8, 2014 approved, subject to the re-election of Alicia Rotbard as a director of the Company, the payment of a director's fee to Alicia Rotbard at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000. In accordance with the Companies Regulations (Relief from Related Party Transactions) – 2000, such payment only requires the approval of the Compensation Committee and the Board of Directors provided that if one or more shareholders holding at least one percent of the issued share capital or the voting rights in the Company, provides his objection to such relief within fourteen days from the date of notice, herein provided, then the payment of such consideration shall be brought to the approval of the shareholders meeting.

PROPOSAL 2

RE-ELECTION OF EXTERNAL DIRECTORS

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder, or if such person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company, with the controlling shareholder, or at the date of appointment to a relative of the controlling shareholder or to Another Corporation, and in respect of a company in which there is no controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer. The term “affiliation” includes:

·	an employment relationship;

·	a business or professional relationship maintained on a regular basis;

·	control of the company; and

·	service as an office holder.

The term “Another Corporation” means a corporation in which the controlling shareholder, at the date of appointment or during two years preceding the appointment, is the company or its controlling shareholder.

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person’s relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, except negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Israeli Companies Law.

The initial term of an external director is three years and may be extended for additional two terms of three years each. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee and the company's compensation committee.

A copy of each of Mr. Gil Oren and Mr. Zvi Rutenberg declarations of meeting the requirements of the Israeli Companies Law to serve as an external director may be viewed at the offices of the Company.

Our Board of Directors recommends re-electing Mr. Gil Oren and Mr. Zvi Rutenberg as external directors of the Company.  Certain information concerning Mr. Gil Oren and Mr. Zvi Rutenberg appears below.

Nominee	Age	Principal Occupation

Gil Oren	62
Gil Oren has served on our board as an external director since July 2008. Mr. Oren is an independent business advisor and a business consultant to companies; he currently serves as the Chief Executive Officer of Gil Oren Economic Consulting Ltd. Mr. Oren holds a B.A. in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University. Mr. Oren is also Certified Public Accountant.

Zvi Rutenberg	58
Zvi Rutenberg has served on our board as an external director since July 2008. Mr. Rutenberg currently serves as the Chief Executive Officer of the industrial division of Oron Group Investments & Holdings Ltd., where he has served since the beginning of the year 2014. Between 2010 and 2011 Mr. Rutenberg served as the Chief Executive Officer of the industrial division of Minrav Ltd. In May 2008 Mr. Rutenberg established Global Point Ltd., a company which provides management consultancy services for industrial companies.  Between 1997 and 2008, Mr. Rutenberg served as the Chief Executive Officer of Ashkalit Chemiprod Ltd from Ashtrom Group. Between 2004 until 2008, he served as the Chief Executive Officer of Durabond Ltd.  Mr. Rutenberg holds a B.Sc in Industrial and Management Engineering from Ben Gurion University.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, that Mr. Gil Oren and Mr. Zvi Rutenberg are hereby re-elected to serve as our external directors for a three year term as of the date of the Meeting.”

Proposal 2 requires approval by: (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

Section 7(a) to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) – 2000 determines that in the event the annual fee or the participation fee to be paid to the external directors is between the fixed amount rate and the maximum amount rate the approval of the shareholders is not required. The external directors of the Company are entitled to the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) – 2000, and therefore, the approval of the shareholders of the Company is not required. The resolution with respect to the remuneration of the external directors was approved by the Compensation Committee in its meeting held April 8, 2014 and the Board of Directors in its meeting held April 8, 2014.

PROPOSAL 3

SUBJECT TO THE RE-ELECTION OF MS. ALICIA ROTBARD AS A DIRECTOR OF
THE COMPANY FOR THE COMING YEAR AND THE RE-ELECTION OF MR. GIL
OREN AND MR. ZVI RUTENBERG AS EXTERNAL DIRECTORS OF THE
COMPANY, FOR AN ADDITIONAL PERIOD OF THREE YEARS, TO APPROVE
THE GRANT OF 1,500 RESTRICTED STOCK UNITS TO EACH OF MS. ALICIA
ROTBARD, MR. GIL OREN AND MR. ZVI RUTENBERG

Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors of the Company requires approval of the Compensation Committee, the Board of Directors and the shareholders of a company, in that order. The Compensation Committee on March 26, 2014 and the Board of Directors on March 27, 2014 recommended to grant to each of Ms. Alicia Rotbard, Mr. Gil Oren and Mr. Zvi Rutenberg, subject to their re-election, 1,500 Restricted Stock Units (the "RSUs").  The Compensation Committee and the Board of Directors also determined that the proposed grants of RSUs to Ms. Alicia Rotbard, Mr. Gil Oren and Mr. Zvi Rutenberg are in compliance with the Company's Compensation Policy approved by the Shareholders of the Company on September 12, 2013. The RSUs are to vest in equal installments over a three year period as of the date of grant by the Board of Directors, with an exercise price of NIS 3.00 per share. The terms of the proposed grants of RSUs shall be in accordance with the Company's Global Share Incentive Plan (2013).

The Board of Directors of the Company on March 27, 2014 determined that such proposal is in the best interest of the Company and its shareholders, in light of Ms. Alicia Rotbard's, Mr. Gil Oren's and Mr. Zvi Rutenberg's important role in the Company, their qualifications and experience, and their paramount contribution to the Company’s on-going success over the previous years.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the grant of 1,500 Restricted Stock Units to each of Ms. Alicia Rotbard, Mr. Gil Oren and Mr. Zvi Rutenberg. The Restricted Stock Units are to vest in equal installments over a three year period as of the date of grant by the Board of Directors, with an exercise price of NIS 3.00 per share. ”

Proposal 3 requires the requires approval by: (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

PROPOSAL 4

APPROVAL OF THE INCREASE OF THE COMPANY’S AUTHORIZED SHARE
CAPITAL

As the number of ordinary shares of the Company available for issuance is very low, the Company proposes to increase its authorized share capital, as detailed below.

The shareholders are requested to approve the increase of the Company's authorized share capital by NIS 24,000,000 (twenty four million New Israeli Shekels), such that following such increase, the share capital of the Company shall equal NIS 48,000,000 (forty eight million New Israeli Shekels) divided into 16,000,000 (sixteen million) ordinary shares of the Company, par value NIS 3.00 each.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the increase of the Company's authorized share capital as set forth above.”

Proposal 4 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PROPOSAL 5

APPROVAL OF AMENDMENT OF THE COMPANY'S COMPENSATION POLICY

On September 12, 2013 the shareholders of the Company approved the Company's Compensation Policy. The Company requests to amend the Compensation Policy to include specific provisions with respect to compensation to be paid to DBSI Investments Ltd. ("DBSI"), the controlling shareholder of the Company, in consideration for the management services, including, inter alia, the services of the Chairman of the Board of Directors of the Company, whose services are currently provided to the Company in accordance with the Management Services Agreement, dated August 1, 2011, entered into between the Company and DBSI, the controlling shareholder of the Company, and which is now being subject to the re-approval of the shareholders of the Company (as detailed in proposal 6 below).

The amended Compensation Policy is attached hereto as Exhibit A.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the amendment of the Company's Compensation Policy, in the form attached hereto as Exhibit A.”

Proposal 5 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 6

APPROVAL OF ENTERING INTO A MANAGEMENT SERVICES AGREEMENT
WITH DBSI INVESTMENTS LTD., THE COMPANY'S CONTROLLING
SHAREHOLDER

On August 1, 2011 the shareholders of the Company approved the Company entering into a Management Services Agreement with DBSI, pursuant to which DBSI provided the Company with management services with respect to the Company's business as agreed upon the parties from time to time, including, among others, provisions of directors services, consulting services, conducting negotiations with the banks and review of potential mergers and acquisitions. In consideration for such management services the Company paid to DBSI an aggregate annual management fee in the amount of $180,000, which was paid in equal quarterly installments of $45,000 each. The Management Services Agreement is to expire on August 1, 2014. Pursuant to the proposed resolution, the Company wishes to enter into a new Management Services Agreement, under similar terms to the Management Services Agreement entered into on August 1, 2011. The new Management Services Agreement shall be effective as of August 1, 2014 until July 31, 2017. A copy of the Management Services Agreement is attached hereto as Exhibit B.

In accordance with the Companies Law an extraordinary transaction between a company and its controlling shareholder, such as the Management Services Agreement between the Company and DBSI, is limited for a period of three years.

The Audit Committee appointed an independent consultant to conduct a comparison between the consideration paid under the Management Services Agreement, including with respect of provision of the position of active chairman of the Board of Directors, and other companies in the market with similar market cap and which are active in similar fields of business (the "Consultant"). The Consultant determined that the consideration paid under the Management Services Agreement is within the average.

Based on the Consultant's findings, on April 8, 2014 the Audit Committee and the Board of Directors of the Company resolved to approve the entering into the Management Services Agreement with DBSI for a period of three years, commencing on August 1, 2014, based, inter alia, on the following:

•
The level of acquaintance of DBSI with the Company's business, customers and strategy is unique and therefore provides the Board of Directors and its committees meaningful tolls and assists the Board of Directors and its committees in its decision making process.

•	The contribution of DBSI's and the office holders related to DBSI to the Company.

•	The Company's need to preserve the services provided by DBSI.

•	The fair consideration under the Management Services Agreement.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO ENTER into a Management Services Agreement with DBSI Investments Ltd., the Company's controlling shareholder, from August 1, 2014 to July 31, 2017.”

Proposal 6 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 7

APPROVAL OF THE GRANT OF LETTERS OF INDEMNIFICATION TO YOSSI BEN
SHALOM, BARAK DOTAN AND NIR COHEN, DIRECTORS OF THE COMPANY
RELATED TO DBSI INVESTMENTS LTD., THE COMPANY'S CONTROLLING
SHAREHOLDER, AND ANY OTHER DIRECTORS AND/OR OFFICERS RELATED
TO DBSI INVESTMENTS LTD., WHO MAY SERVE FROM TIME TO TIME

On August 1, 2011 the Shareholders of the Company approved the grant of indemnification letters to all of the Company's directors and officers, serving from time to time. Since the Companies Law requires that any extraordinary transaction between a company and its controlling shareholder, such as the grant of indemnification letters to the Company's directors and officers related to DBSI, shall be limited for a period of three years and the period of three years has lapsed, the Company wishes to re-approve the grant of indemnification letters to Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen, directors of the Company related to DBSI, the Company's controlling shareholder, and any other directors and/or officers related to DBSI, who may serve from time to time, in the form attached hereto as Exhibit C.

The indemnification letters subject to the Shareholders' approval are identical to the indemnification letters approved by the Company's Shareholders meeting held on August 1, 2011, pursuant to which the Company granted indemnification letters to all its directors and officers.

The Board of Directors of the Company on April 8, 2014 determined that such proposal is for the Company's best interest, in light of Mr. Yossi Ben Shalom's, Mr. Barak Dotan's and Mr. Nir Cohen's role in the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the grant of indemnification letters, which shall be valid for three years as of August 1, 2014, to Mr. Yossi Ben Shalom, Mr. Barak Dotan and Mr. Nir Cohen, directors of the Company related to DBSI Investments Ltd., the Company's controlling shareholder, and any other directors and/or officers related to DBSI Investments Ltd., who may serve from time to time.”

Proposal 7 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 8

APPROVAL OF SUBMISSION OF REGISTRATION STATEMENT WITH THE U.S.
SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE
RESALE, FROM TIME TO TIME, BY DBSI INVESTMENTS LTD., THE
CONTROLLING SHAREHOLDER, OF UP TO 2,545,094 ORDINARY SHARES, PAR
VALUE NIS 3.00 PER SHARE, PREVIOUSLY ISSUED AND/OR PURCHASED BY
DBSI INVESTMENTS LTD.

DBSI has requested the Company to file a registration statement with the U.S. Securities and Exchange Commission in connection with the resale, from time to time, by DBSI of up to 2,545,094 ordinary shares of the Company, par value NIS 3.00 per share, previously issued.

In accordance with the Companies Law an extraordinary transaction between a company and its controlling shareholder, such as the submission of a registration statement with the U.S. Securities and Exchange Commission by the Company for the benefit of DBSI, requires the approval of the shareholders.

The Audit Committee on April 8, 2014 and the Board of Directors of the Company on April 8, 2014 approved the submission of a registration statement with the U.S. Securities and Exchange Commission in connection with the resale, from time to time, by DBSI of up to 2,545,094 ordinary shares of the Company, par value NIS 3.00 per share, previously issued and/or purchased by DBSI.  All costs related to such registration shall be borne by DBSI.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

“RESOLVED, TO APPROVE the submission of a registration statement with the U.S. Securities and Exchange Commission in connection with the resale, from time to time, by DBSI Investments Ltd., the Company's controlling shareholder, of up to 2,545,094 ordinary shares of the Company, par value NIS 3.00 per share, previously issued and/or purchased by DBSI Investments Ltd. All costs related to such regisration shall be borne by DBSI Investments Ltd.”

Proposal 8 requires the affirmative vote of shareholders present in person or by proxy and holding our Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposals, provided that one of the following shall apply: (i) the majority of the votes includes at least a majority of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 2% of all the voting rights in the Company.

PROPOSAL 9

APPOINTMENT OF KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2014 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

The Companies Law requires shareholder approval of the appointment of the Company's independent public accountants for the fiscal year ending December 31, 2014.  Our Board of Directors recommended and upon such recommendation, at the last annual meeting, the Company's shareholders appointed the accounting firm of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accounting firm. The Board of Directors believes that the appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm to perform the audit of our consolidated financial statements for the fiscal year ending December 31, 2014 is appropriate and in the best interests of the Company and its shareholders. Subject to the approval of this proposal, the Audit Committee will fix the remuneration of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company.

OUR BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING AND RECOMMENDS YOU VOTE FOR SUCH RESOLUTION:

 “RESOLVED to appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2014 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in its sole discretion.”

Proposal 9 requires the affirmative vote of the holders of at least a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

PRESENTATION OF FINANCIAL STATEMENTS

The Companies Law requires the presentation of the Consolidated Balance Sheets and related information of the Company to our Shareholders.  The Company will present at the Meeting the Company’s Consolidated Balance Sheets at December 31, 2013 and the Consolidated Statements of Income for the year then ended and will present to the Shareholders the management's report on the business of the Company for the year ended December 31, 2013.

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1−800−SEC−0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement, subject to the terms of applicable law.

By Order of the Board of Directors Pointer Telocation Ltd. April 10, 2014

Exhibit A

COMPENSATION POLICY

POINTER TELOCATION LTD.

POINTER TELOCATION LTD.

COMPENSATION POLICY

General

This compensation policy for Office Holders of the Company, which has been adopted by the Board of Directors of the Company, shall be known as the Pointer Telocation Ltd. Compensation Policy, as may be amended from time to time (the "Compensation Policy").

The purpose of the Compensation Policy is to set the guidelines relating to the compensation of Office Holders of the Company, in accordance with Amendment 20 to the Israeli Companies Law, 1999 (the "Companies Law").  The Company is an Israeli public company, whose shares are traded on the NASDAQ Capital Market.

The Board of Directors of the Company, following the recommendations of the Compensation Committee, shall be the corporate body tasked with reviewing and approving the Compensation Policy from time to time, and ensure that the Compensation Policy (i) advances the goals of the Company, its working plan and its long term policies; (ii) creates proper incentives for its Office Holders taking into account, inter alia, the risk management policies of the Company; (iii) reflects the Company's size and the nature of its operations; and (iv) with respect to Variable Compensation takes into consideration, with a long term perspective and in light of the position of the Office Holder,  the  contribution of the Office Holder in achieving the Company’s goals and profits.

The guidelines in this Compensation Policy, as detailed below have been proposed by the Compensation Committee and adopted by the Board of Directors as part of an organized internal procedure conducted by the Company. They are based on principals that will allow for an adequate balance between the wish to incentivize Office Holders for their successes on the one hand, and the need to ensure that the compensation structure is in line with the best interests of the Company's shareholders and the Company's strategy in the long term on the other hand. The Compensation Policy is aimed to provide for fair and adequate compensation to all Office Holders based on their industry benchmarks, skill level, seniority, location characteristics and such other considerations.

Nothing in this Compensation Policy shall grant any specific rights to any of the Office Holders to whom this Compensation Policy applies and/or other employees of the Company, and/or to any third party, and no Officer Holder or employee may make any claim and/or demand against the Company, based on the guidelines set forth herein. Office Holders of the Company may waive their entitlement to their compensation, subject to applicable law (including applicable labor laws).

It is clarified that compensation paid to current or former Office Holders of the Company is subject to a clawback policy that allows the Company to recover compensation in certain circumstances where there has been a material misrepresentation or material error resulting in the restatement of the Company’s financial statements.  Notwithstanding the aforesaid, the clawback policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.  The above noted clawback policy does not derogate from any relevant clawback provisions under applicable law or regulatory rules which apply to the Company.

It should be clarified, that nothing in this Compensation Policy shall prevent the Compensation Committee, the Board of Directors or the shareholders, as applicable, from adopting a resolution regarding compensation of Office Holders and/or any other employees that is not in accordance with this Compensation Policy provided such resolution is approved by the required corporate bodies as set forth in the Companies Law.

This Compensation Policy shall in force until such time as revised by the Board of Directors acting on the recommendations of the Compensation Committee, from time to time, provided however that the Compensation Policy shall be re-approved by the relevant corporate bodies as may required under the Companies Law (currently once   every period of three years).

Definitions

"Company" Pointer Telocation Ltd.

"Variable Compensation" means variable compensation, including (A) cash bonuses, which are subject to the performance of the Office Holder and based on (i) the financial results of the Company and or other key measurable performance metrics and indicators ("Performance Measures") which shall be set in advance by the Board of Directors of the Company, on an annual basis, upon approval of the annual budget, and (ii) a discretionary component of the cash bonus, and/or (B) equity based compensation such as grants of options under the Company's Employee Share Option Plan, restricted stock units or other awards tied to the share price of the Company.

"Office Holder" as defined in the Companies Law, namely a general manager or chief executive officer, chief business manager, deputy general manager, vice general manager, any person filling any of these position in the Company even if he/she holds a different title, and any other manager directly subordinate to the general manager or chief executive officer, as well as a director of the Company.

"Severance Grant" a grant, payment, compensation or any other benefit granted to an Office Holder in connection with the termination of his/her position in the Company.

"Terms of Office and Employment" of an Office Holder – terms of office, including the grant of an exemption, insurance, undertaking to indemnify or indemnification under a permit to indemnify, Severance Grant, and any benefit, other payment or undertaking to make such payment, granted as part of such office or employment as an Office Holder.

Responsibility, Scope and Approval of the Compensation Policy

The Compensation Policy is approved by the Board of Directors of the Company, which shall discuss and approve the Compensation Policy, at least once every three years, after receipt of recommendations of the Compensation Committee.  The Compensation Policy also requires the approval of the shareholders meeting of the Company.  At the shareholders meeting, the Compensation Policy must be approved by a majority of the shares voted by the shareholders of the Company participating and voting on the matter. In addition, the shareholders approval must fulfill one of the following requirements: (a) at least a majority of the shares held by shareholders that are not the controlling shareholders of the Company or who have no personal interest in the matter and are voting at the meeting must be voted in favor of approving the matter, excluding abstentions; or (b) the shares voted by shareholders who have no personal interest in the matter and who vote against the adoption of the policy represent no more than two percent (2.0%) of the voting rights in the Company (the “Super Majority”).

Notwithstanding the above, the Board of Directors of the Company may nonetheless override a rejection of a Compensation Policy by the shareholders of the Company, provided that following such a rejection both the Compensation Committee and thereafter the Board of Directors have reexamined the policy and resolved, based on detailed reasoning, that the adoption of the Compensation Policy, despite the opposition of the shareholders, is beneficial to the Company.

Supervision and Control of Office Holders Compensation

The Board of Directors is responsible for the management of the Compensation Policy and the implementation of all required actions, and shall have the right to interpret the provisions of the Compensation Policy in case of any doubt regarding its implementation.  Without limiting the above, the Board of Directors, after receipt of the recommendation of the Compensation Committee, shall approve the Performance Measures, to be set on an annual basis in advance, as further detailed below, prior to determining the Variable Compensation paid to the Office Holders, all based on the data to be presented by management of the Company.

Notwithstanding the provisions of this Compensation Policy, the Board of Directors may determine to reduce or cancel Variable Compensation amounts, and/or set a cap on the exercise value of equity based compensation such as grants of stock options, restricted stock units or other awards tied to the share price of the Company, taking into consideration capital requirements of the Company and the long term stability of the Company.

The Board of Directors has established, in accordance with the requirements of the Companies Law, a Compensation Committee whose responsibilities are set forth in the Companies Law and include:

a.
making recommendations to the Board of Directors as to the compensation policy for Office Holders, as well as recommending, at least once every three years, to extend the Compensation Policy subject to the required approvals;

b.	making recommendations to the Board of Directors concerning updates and amendments to the Compensation Policy;

c.	reviewing the implementation of the Compensation Policy;

d.	approving transactions relating to Terms of Office and Employment, which require the approval of the Compensation Committee;

e.
approving exemptions from the requirement of Board of Directors or shareholders approval, of certain transactions relating to Terms of Office and Employment, as provided for under the Companies Law and any regulations promulgated thereunder.

Pursuant to the above, our Compensation Committee periodically also evaluates and approves certain elements of the Terms of Office and Employment. These evaluations could include: (i) consideration of the current levels and components of Terms of Employment, (ii) consideration of the mix of cash incentives and long-term equity awards and (iii) a review by survey companies of Terms of Office and Employment of Office Holders at peer companies in positions comparable to those held by our Office Holders.

The composition of the Compensation Committee shall be as set forth in the Companies Law,  which currently states that it be comprised of at least three directors, including all of a Company’s external directors, which must constitute a majority of the committee. One of the external directors serving on the Compensation Committee shall act as its Chairperson. All other members of the Compensation Committee must be directors who are (a) otherwise eligible under the Companies Law to serve on a publicly traded company’s Audit Committee; and (b) whose Terms of Office and Employment are otherwise consistent with that of external directors at Israeli publicly traded companies.   The following persons may not be a member of the Compensation Committee:

•	The chairman of the board of directors,

•	Any director employed by or otherwise providing services to the company or to the controlling shareholder or entity under such controlling shareholder's control,

•	Any director who derives his livelihood primarily from a controlling shareholder,

•	A controlling shareholder, or

•	Any relative of a controlling shareholder.

The Board of Directors and the Compensation Committee may, as they deem fit, consult with independent external consultants, for purposes of preparation of the Compensation Policy and its update as well as for purposes of supervision of implementation of the Compensation Policy.

The Board of Directors shall review the Compensation Policy, from time to time, both in respect of its implementation and in view of the risk level of the Company, and shall update it as required.

Without derogating from the above, the Board of Directors shall be allowed, at any time, to instruct that the calculation of Variable Compensation shall be made in a manner not consistent with the provisions of the Compensation Policy and/or determine that no Variable Compensation shall be paid in accordance with the Compensation Policy, may instruct the cancellation or suspension of the Compensation Policy or may set a cap on the exercise value of equity based award grants components that are not paid out in cash, based on detailed reasoning to be provided by the Board of Directors, including considerations such as the benefit of the Company, subject to the requirements of the law and to the contractual undertakings entered into between the Company and the Office Holders.

It is clarified that any Variable Compensation paid to an Office Holder in accordance with this Compensation Policy, shall not be considered part of the salary of the Office Holder, for all intents and purposes, and shall not be taken into account in calculating social benefits the Office Holder is entitled to, including, without limitation, severance pay, allocation to pension funds, etc., unless required otherwise by law of any applicable country, or as otherwise set forth in the specific employment agreement of such Office Holder.

In addition, the Board of Directors may resolve that the calculation of the Variable Compensation shall be made on a basis not detailed in the Compensation Policy and/or determine that no bonus shall be paid in accordance with the Compensation Policy. These rights may be applied by the Board of Directors also in respect of yearly objectives of which the Office Holders have already been advised of so long as the payment has not actually been made, and all subject to the to the requirements of the law and to the contractual undertakings entered into between the Company and the Office Holders.

Principals in Adopting the Compensation Policy for Office Holders

In establishing compensation for Officer Holders the Company is required to take into consideration the following parameters, as they may be relevant to the Office Holder:

a.	The education, skills, expertise and achievements of the Office Holder;

b.	The role of the Office Holder, areas of his/her responsibility and previous agreements with the Office Holder;

c.
The correlation of the proposed terms with the compensation of other employees of the Company, including the average and median salary of the other employees of the Company, and of employees employed through third party contractors and the possible ramifications such differences in compensation may have on the employment relations in the Company;

d.
The ability of the Board of Directors to reduce the value of the Variable Compensation or determine a cap on the exercise value of equity based components of compensation that are not paid out in cash;

e.
As to Severance Grants - to consider the length of the term of office or period of employment,  the terms of employment during such period, the Company’s success during said period and the Office Holder’s contribution to obtaining the Company’s goals and maximizing its profits as well as the circumstances and context of the termination.

This Compensation Policy is based on the Company's objectives, its work plan, its financial status and its long term goals as well as the industry sector in which the Company is active.

This Compensation Policy takes into consideration the contribution of each department to the success of the Company and provides for a balance between the achievements of each department and the Company as a whole. It also takes into consideration the appropriate ratio between variable components and fixed components, to ensure that the Variable Compensation does not cause conflicts with the overall interest of the Company.

Manner of Approval of Specific Terms of Office and Employment of Office Holders

Terms of Office and Employment of Office Holders (who are neither directors nor the Chief Executive Officer):

a.
Approval of Terms of Office and Employment of such Office Holder, which is in accordance with the Compensation Policy, shall be made by the Compensation Committee and thereafter the Board of Directors.

b.
Approval of any Terms of Office and Employment of such Office Holder, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors shall take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the Shareholders Meeting, by a Super Majority. In special circumstances the Compensation Committee and the Board of Directors may still approve such Terms of Office and Employment as was originally proposed to the shareholders even if the shareholders' meeting opposed it, based on detailed reasoning and after having re-examined the proposed compensation and taking into consideration the shareholders’ rejection of the proposal.

c.
Non material changes in existing Terms of Office and Employment of such Office Holders, as well as non material discretionary grants of Variable Compensation which comply with the Compensation Policy, may be approved solely by the Compensation Committee, as set forth in the Companies Law.

Terms of Office and Employment of the Chief Executive Officer who is not a Director:

a.
Approval of Terms of Office and Employment of the Chief Executive Officer shall require the approval of the Compensation Committee, Board of Directors and shareholders' meeting (in such order) by a Super Majority.

b.
Approval of Terms of Office and Employment of the Chief Executive Officer, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors shall take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the Shareholders Meeting, by a Super Majority.

c.
In special circumstances the Compensation Committee and the Board of Directors may still approve Terms of Office and Employment of the Chief Executive Officer who is not a director as was originally proposed to the shareholders even if the shareholders' meeting opposed it, based on detailed reasoning and after having re-examined the proposed Terms of Office and Employment and taking into consideration the shareholders’ rejection of the proposal.

d.
Non material changes in existing Terms of Office and Employment of the Chief Executive Officer, as well as non material discretionary grants of Variable Compensation which comply with the Compensation Policy, may be approved solely by the Compensation Committee, as set forth in the Companies Law.

e.
The Compensation Committee may exempt from shareholders approval the proposed Terms of Office and Employment with a new candidate for Chief Executive Officer who has no relationship with the controlling shareholder of the Company, if it has found, based on detailed reasoning, that bringing the transaction to the approval of the shareholders' meeting shall frustrate the hiring of such candidate by the Company. Such approval may be given only in respect of Terms of Office and Employment which are in accordance with the Company's Compensation Policy.

Terms of Office and Employment of Directors:

a.
Approval of Terms of Office and Employment of directors, for their service as directors of the Company as well as for any other roles they fulfill at the Company,  which is in accordance with the Compensation Policy shall require the approval of the Compensation Committee, Board of Directors and shareholders' meeting (in such order).  The vote at the shareholders meeting shall require a simple majority.

b.
Approval of Terms of Office and Employment of directors, which is not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the Shareholders Meeting, by a Super Majority.

Terms of Office and Employment of a Controlling Shareholder:

a.
Approval of Terms of Office and Employment of a controlling shareholder shall require the approval of the Compensation Committee, Board of Directors and shareholders' meeting (in such order) by a Super Majority.

b.
Approval of compensation of a controlling shareholder, not in accordance with the Compensation Policy, is possible under special circumstances, provided the Compensation Committee and the Board of Directors take into account the parameters detailed above, and include any mandatory provisions required under the Companies Law and provided such Terms of Office and Employment shall thereafter be approved by the Shareholders Meeting, by a Super Majority.

The above approval requirements are as set forth in the Companies Law, which sets forth these and other provisions as related to approval of Terms of Office and employment. Should the approval requirements as set forth in the Companies Law (and any regulations promulgated thereunder) be amended in the future, such amendments shall automatically apply to this Compensation Policy, and the terms herein shall be deemed amended accordingly.

Compensation Discussion And Analysis

We invest our resources to grow our business in a manner that we believe will increase shareholder value. To further this objective, our Compensation Committee and Board of Directors oversee our compensation program to support and reward the achievement of our financial goals and to promote the attainment of other key business objectives. In order to conduct our business effectively, we must attract, motivate and retain highly qualified Office Holders and employees. Our compensation program is designed to reward high performance and innovation, to promote accountability and to ensure that interests of Officer Holders, as well as other managers and employees are aligned with the interests of our shareholders.

The primary objectives of the compensation program are to:

•
align incentives, including bonus targets, the Board of Directors determined Performance Measures and equity grants, with Company fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	retain and encourage high potential team players to build a career at the Company;

•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and

•	design a balanced approach to compensation that properly aligns incentives with Company performance and shareholder value and does not promote inappropriate risk taking.

Working with management, the Compensation Committee has developed a Compensation Policy which includes a compensation, bonus and benefits strategy for Office Holders which is designed to reward performance, maintain a reasonable wage structure throughout the organization and to reinforce a culture that the Compensation Committee believes will promote the long-term success of the Company.

The compensation program rewards team accomplishments and promotes individual accountability. Variable Compensation depends primarily on Company results, with additional measures for individual performance against defined objectives tied to the Company’s strategic goals. The goal of the program is to maintain a strong relationship between individual efforts, Company results and financial rewards.

We seek to provide competitive compensation that is commensurate with performance and we seek to promote a long-term commitment to the Company by our senior executives.

In the process of preparing this Compensation Policy, the Company has examined the correlation between overall compensation of the Office Holders and the compensation of the other employees of the Company (including employee-contractors and agency contractors, if any).  Management considered the possible ramifications of such correlation on the work environment in the Company in order to ensure that levels of Office Holder compensation, as compared to the overall workforce in the Company will not have a negative impact on work relations in the Company.  Our Compensation Committee and Board of Directors found the correlation of executive compensation to the rest of the employees to be reasonable for a company such as ours.

Our compensation philosophy includes compensating our executives at levels that are competitive with our peer group companies, in order to attract and retain talented executives and to provide compensation, including equity based incentives, which align the interests of our executives with the interests of our shareholders.

Components of Compensation

Our Terms of Office and Employment for Office Holders (other than non-employee directors) have a number of components:

i.	fixed compensation (salary or management fees);
ii.	annual cash bonuses;
iii.	stock option grants;
iv.	benefits and perquisites;
v.	severance payments.

Each of these components is discussed more fully below in this Compensation Policy.

Our program is designed to provide incentives and rewards for both our short-term and long-term performance, and is structured to motivate the Company's Office Holders to meet our strategic objectives, thereby maximizing total return to shareholders. The Company aims to balance the mix of the fixed components of the Terms of Office and Employment (e.g. base salary and benefits) and the Variable Compensation in order to, among other things, appropriately incentivize Office Holders to meet the Company goals, and is structured to discourage the assumption of excessive short-term risk but without constraining innovation and reasonable business practices.

The following table lists the various compensation components for the Office Holders and the possible proportion of each component, relative to the fixed annual compensation cost:

Officer	Fixed Compensation Cost	Variable Cash Compensation (*)	Equity Based Compensation
CEO	100%	0% - 250%	0% - 250%
CFO	100%	0% - 125%	0% - 50%
VPs	100%	0% - 125%	0% - 50%
VPs Sales	100%	0% - 150%	0% - 50%

We believe that the cash compensation (including base salary and annual cash bonus awards component of Variable Compensation) and the equity award grants component of Variable Compensation we provide, along with the security provided the executive severance benefits agreements, as well as the additional benefits and perquisites and the security granted by directors and officer insurance coverage and indemnification create a reasonable total compensation package for our Office Holders.

Approach for Determining Form of and Amount of Compensation

Comparison to Market Practices. In making compensation decisions, our Compensation Committee and Board of Directors may reference third-party surveys that provide compensation data and review feedback from an independent compensation consultant.  In making its determinations with respect to Office Holder compensation, the Compensation Committee has the authority to retain the services of an independent third party compensation consultant, and may do so from time to time to evaluate and assist in the process of determining an appropriate compensation structure, to make revisions to the Compensation Policy, or to suggest revisions to the compensation of a specific Office Holder. The Company may also periodically engage an outside consultant to provide market and peer compensation data and other insights.

The Role of Our Chairman of the Board and CEO. Our Chairman together with our CEO provides our Compensation Committee with their assessment of the performance levels of the Company and our Office Holders (other than themselves and the non-employee directors) and their recommendations with respect to compensation of such Office Holders. Our Compensation Committee believes it is important to consider and evaluate our Chairman and CEO's input on matters concerning compensation of other   Office Holders. The Compensation Committee believes that our Chairman and CEO's input regarding our other Office Holders individual performances, as well as the expected contributions and prospects of each of them, is useful because (i) of the active role our Chairman takes in directing the strategy of Company, (ii) each of our Office Holder reports directly to our CEO, and (iii) our CEO interacts with our other Office Holders on an ongoing basis throughout the year.

Base Salary

We design Office Holder base salaries to fall within a competitive range of similar companies to ours. Generally, the base salary established for an individual Office Holder reflects many inputs, including our CEO's assessment of the Office Holder’s performance, the level of responsibility each of the Office Holders bears, and competitive pay levels based on salaries paid to employees with similar roles and responsibilities at similar peer group companies.

When conducting a comparison to market practice of a proposed base salary of an employee to employees in a similar position in peer group companies the Company will instruct the independent compensation consultant to choose between 10 to 20 companies which meet as many as possible of the following criteria:

•	Companies active in the same field of business of the Company;

•	Israeli public companies whose market value or their level of sales is similar to that of the Company;

•	Companies which compete with the Company on managerial personnel;

•	Companies with similar number of workforce.

The compensation to be paid to the CEO shall range between 50% to 100% in comparison to salaries paid by the compared companies and the compensation to be paid to the other Office Holders shall range between 25% to 75% in comparison to salaries paid by the compared companies.

CEO

•	The CEO of the Company is entitled to a fixed monthly salary.

•	The CEO shall be entitled to social and other benefits, including, inter alia, car expenses.

•	The CEO shall be entitled to reimbursement of expenses incurred by the CEO in the provision of the services.

•	At the time of appointment of a new CEO or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.

•
The Company may increase the salary paid to the CEO in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

CFO

•	The CFO of the Company is entitled to a fixed monthly salary.

•	The CFO shall be entitled to social and other benefits, including, inter alia, car expenses.

•	The CFO shall be entitled to reimbursement of expenses incurred by the CFO in the provision of the services.

•	At the time of appointment of a new CFO or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.

•
The Company may increase the salary paid to the CFO in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

Vice Presidents (VPs)

•	A VP of the Company is entitled to a fixed monthly salary.

•	The VP shall be entitled to social and other benefits, including, inter alia, car expenses.

•	The VP shall be entitled to reimbursement of expenses incurred by the VP in the provision of the services.

•	At the time of appointment of a new VP or at the time the existing employment agreement is updated the salary shall be determined in comparison to market practices, as above detailed.

•
The Company may increase the salary paid to the VP in an amount that is linked to the Israeli Consumer Price Index and an additional 20% per annum, subject to receipt of required corporate approvals as required by applicable law.

Directors

•
The directors of the Company may be entitled to an annual and per meeting compensation in accordance with the provisions of the Companies Law and the Regulations promulgated thereunder.  The directors may also be entitled to an annual grant of options to purchase Ordinary Shares of the Company.

•
Management Services – the Company may enter into a management services agreement with DBSI Investments Ltd. ("DBSI"), the controlling shareholder of the Company, pursuant to which DBSI shall provide the Company with management services including, inter alia, the services of Chairman of the Board of Directors and the provision of additional directors, in consideration for an annual consideration. Any extension, renewal or entering into a Management Services Agreement shall be brought to approval as required by the Companies Law.

In addition, we procure for our directors, including the Chairman of the Board of Directors, and Office Holders Directors and Officers Insurance Policy and they are entitled to indemnification, as set out in the Company's Articles of Association, as may be amended from time to time, and as set out in the Indemnification Letter, which were approved by the Audit Committee on May 29, 2011, Board of Directors on May 31, 2011 and Shareholders Meeting of the Company on August 1, 2011, as may be amended from time to time.

The Directors and Officers Insurance Policy shall be at an annual premium of up to $100,000 for liability coverage of up to $15,000,000.

Annual Cash Bonus Program

Target Bonus

The Target Bonus is a cash amount to be paid for compliance with 100% of the objectives set. The Target Bonus shall be determined and approved by the Compensation Committee and the Board of Directors at the beginning of each year together with the approval of the Company's annual budget, no later than the end of the first quarter (except the first year of adoption). The Target Bonus shall be defined in terms of multiples of the fixed monthly compensation as follows:

•	CEO – The Target Bonus shall be in the amount of up to 18 months of fixed monthly compensation.

•	CFO - The Target Bonus shall be in the amount of up to 9 months of fixed monthly compensation.

•	VPs - The Target Bonus shall be in the amount of up to 9 months of fixed monthly compensation.

•	VP Sales - The Target Bonus shall be in the amount of up to 12 months of fixed monthly compensation.

Maximum Bonus

The Maximum Bonus is the maximum cash amount which can be paid to an Office Holder as variable cash compensation in each year, all as set forth below:

•	CEO – In the amount of up to 30 months of fixed monthly compensation.

•	CFO - In the amount of up to 15 months of fixed monthly compensation.

•	VPs - In the amount of up to 15 months of fixed monthly compensation.

•	VPs of sales In the amount of up to 18 months of fixed monthly compensation.

The amount of the bonus shall be based on compliance with Performance Measures based on measurable criteria to be determined in advance by the Board of Directors, on an annual basis, as part of the process of approval of the Company's annual budget and work plan.

Performance Measures

Such Performance Measures may include, but are not limited to, measurable criteria based upon:

•	Non GAAP Profits – means Non GAAP Net Income not including one time profits/losses (including capital gains)

•	Operating Income

•	EBIT or EBITDA

•	GAAP Net Income

•	EPS

•	Sales

Such Performance Measures may be established for each Office Holder based on the Company performance as a whole, or with respect to a specific division or market segment, as applicable. The bonus shall include one or more of the Performance Measures.

In addition to the above, a non material portion of the bonus, which may not exceed 5% of the Maximum Bonus, may be based on discretionary criteria that are non-measurable based on the personal contribution of the employee and management recommendation, subject to approval by the relevant corporate bodies as required under the Companies Law.

The bonus shall be determined according to the extent the Office Holder complied with the targets which were determined in accordance with the above, in a manner which shall be measured in terms of percentages of attainment with respect to each Performance Measure, according to a scale within the range between 0% and up to a maximum of 100%, whereby a minimum threshold, below which no bonus shall be paid to the Office Holder, shall be determined in advance for each Performance Measure. Of the above Performance Measures only the following may be determined to be a sole Performance Measure – Non GAAP Profits, EBIT or EBITDA and EPS.  In the event more than one Performance Measure is selected the minimum percentage of a Performance Measure shall not decrease below 20%. The target objective, with respect to which the portion of the Target Bonus which is attributed to the Performance Measure is to be paid, shall be determined, up to a maximum for excellent achievements as above detailed.

In addition, the Office Holders of the Company may be granted to a special bonus upon the occurrence of an extraordinary event, for example sale of activity of the Company, such special bonus shall be subject to approval as set by the Israeli Companies Law.

The annual cash bonus shall not be deemed as part of the base salary for all other purposes including social benefits and severance payments.

Policies with Respect to Equity Compensation Awards

Historically we have granted stock options to our employees, including Office Holders, in order to align their interests with the interests of our shareholders by tying the value delivered to them to the value of our ordinary shares.  Periodic stock option grants provide our Office Holders with long-term incentives that aid in retaining executive talent and reward executives for creating shareholder value over the long term. Management believes that equity based compensation (including other possible forms such as restricted stock units) will align the interests of our Office Holders and other employees who are not Officer Holders with the interests of our shareholders. We may also make grants of stock options or other equity based compensation (e.g. restricted stock units) at the discretion of our Board of Directors and the Compensation Committee in connection with the hiring or promotion of new executive officers.

We grant stock options to purchase ordinary shares of the Company at an exercise price equal to the closing price of the Company’s Ordinary Shares on the date of the grant or equal to the average closing price within a specific time frame prior to the date of grant; therefore, the options only have value if our share price increases. The vesting period is customarily over a period of two to four years. The Company attempts to ensure that the stock option grants are granted pursuant to a tax beneficial or qualified plan such as “Section 102” stock option plans in Israel.

Generally, we determine the size of each equity award to an Office Holder after considering the role of each Office Holder within the Company, the importance of his/her function within the organization and the Office Holder's previous equity awards.

The fair market value of the equity award for the Office Holders will be determined according to acceptable valuation practices at the time of grant. Such fair market value, as examined at the time of grant as aforesaid, shall not exceed the amount of 250% of the fixed compensation of the CEO and the percentage of the dilution which results from the allocation shall not exceed, in respect of the CEO, 10% of the Company's issued and outstanding share capital on a fully diluted basis,  and shall not exceed the amount of 50% of the fixed compensation of any Office Holders (excluding the CEO) and the percentage of the dilution which results from the allocation shall not exceed, in respect of any Office Holder (excluding the CEO), 2% of the Company's issued and outstanding share capital on a fully diluted basis.

The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, re-price the options or make provisions with respect to the acceleration of the vesting period of any Office Holder's awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Company does not have any equity ownership guidelines that require any of our directors or other Office Holders to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested option grants.

Benefits

We provide our Office Holders with benefits that we also generally make available to all salaried employees. Some of these benefits are offered pursuant to legal requirements (such as mandatory pension fund contributions, severance pay contributions, forms of workmen’s compensation insurance, vacation and sick day accrual, etc.).  Others are consistent with common practice in the general labor market (e.g. education fund contributions, employer provided automobiles, etc.) and which often enable the employee and/or the Company to benefit from various tax advantages with respect to such employee benefits.  Other benefits are intended at supplementing the ongoing base wages, to reimburse the employee for expenses and/or to provide additional long term incentives to the employee.

The Company provides maternity leave or paternity leave to all Office Holders in accordance with the provisions of applicable law.  The Company pays salary to all Office Holders for sick leave from the initial sick day.

Office Holders receive annual vacation leave in accordance with their employment agreement and as determined for Office Holders based on seniority and tenure of employment.  Office Holders are paid annual recreation allowances as required under applicable law and government extension orders.

Severance Grants

The Company's Office Holders, who are employees of the Company, are entitled upon termination of their employment, for any reason except for termination for "Cause" to severance pay in accordance with the law and specific terms which may be agreed upon in the employment agreement of specific Office Holders.

Advance Notice of Termination

An Office Holder, excluding the CEO, shall be entitled to an advance notice period which shall not exceed six months.  The CEO shall be entitled to an advance notice period which shall not exceed twelve months.  During the advance notice period, the Office Holder shall continue to serve in his/her position unless otherwise agreed by the Board of Directors.  In the case of the CEO the CEO will be required to continue to serve in his/her position only during the first three months of advance notice.

Severance Grants

The Company provides for severance payments upon termination of employment as required by law.  It is not the general policy of the Company to provide Severance Grants, exceeding the severance payments required by law.  Should the Company elect to make a Severance Grant to a departing Office Holder, exceeding the severance payments required by law, such payment may not exceed the scope detailed below:

Position	Worked in the Company up To 3 Years	Worked in the Company 3 Years of More
CEO	6 monthly salaries	12 monthly salaries
CFO and VPS	3 monthly salaries	6 monthly salaries

A Severance Grant, as above detailed, shall only be approved for an Office Holder who meets the following criteria:

•	Was employed by the Company for a minimum period of 2 years;

•	During his/her employment he/she made a significant contribution to the advancement of the business of the Company;

•	The termination of employment of the Office Holder is not under terms that in the discretion of the Compensation Committee justify the deprival of severance payments.

Inclusion of a provision of Severance Grants (exceeding the requirement of the law) in an employment agreement shall be brought to the prior approval of the Compensation Committee prior to execution of such Agreement.

Ratio of the Compensation to the Average and Median Salary (as defined in the Companies Law)

The Compensation Committee has reviewed the current ratio of the total compensation for the Office Holders of the Company to the average and median salary and cost of all of the Company's employees in Israel and are of the opinion that the ratio is fair and reasonable taking into consideration the Company's structure, size and composition its of workforce. As above stated, the Compensation Committee will consider the ramifications the approval of specific Terms of Office and Employment of an Office Holder may have on the employment relations in the Company.

Following is a table setting forth the ratio between the current Terms of Office and Employment of our CEO and CFO to the average and median salary of the other employees of the Company (excluding the CEO and CFO) as well as the salary cost of each of the CEO and the CFO to the salary cost of the other employees of the Company (excluding the CEO and CFO), all as of July 1, 2013:

Terms of Office and Employment Comparison to Average and Median Salary:

Position	Average Salary	Median Salary
CEO	11.0	11.4
CFO	3.4	3.6

Salary Cost Comparison to Average and Median Salary Cost:

Position	Average Cost of Salary	Median Cost of Salary
CEO	4.8	4.9
CFO	2.7	2.8

NASDAQ Listing Rules and Home Country Practices

Under the NASDAQ Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law - 1999 in lieu of compliance with the applicable corporate governance requirements otherwise imposed by the NASDAQ Listing Rules for U.S. domestic issuers. As a result, our corporate governance practices with respect to Office Holder compensation differ from those followed by U.S. domestic companies.

We follow the provisions of the Israeli Companies Law – 1999 with respect to matters in connection with the composition of our Compensation Committee, Office Holder compensation, and any required shareholders approval of such compensation.    Israeli law, and our amended and restated articles of association, do not require that a compensation committee composed solely of independent members of our Board of Directors determine (or recommend to the board of directors for determination) an executive officer’s compensation, as will be required under NASDAQ’s recently adopted listing standards related to compensation committee independence and responsibilities.

Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our Office Holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.  The requirements for shareholders approval of Office Holder compensation, and the relevant majority or Super Majority for such approval, are all set forth above in this Compensation Policy.

We will seek shareholders approval for all corporate actions with respect to Office Holder compensation requiring such approval under the requirements of the Israeli Companies Law, including seeking prior approval of the shareholders for the Compensation Policy and for certain Office Holder compensation, rather than seeking approval for such corporation actions in accordance with NASDAQ Listing Rules.

Exhibit B

Management Services Agreement

This Management Services Agreement (this "Agreement") is made and entered into effective as of May __, 2014 by and between Pointer Telocation Ltd. ("Pointer") with offices at 14 Hamelacha Street, Park Afek, Rosh Ha’ayin, Israel and DBSI Investments Ltd. with its offices at 85 Medinat Hayehudim Street, Herzelia, Israel ("DBSI").

Whereas,                  Pointer requires certain management services which DBSI is willing to provide on the terms and conditions set forth herein

Now, Therefore, in consideration of the covenants and conditions hereinafter set forth, the parties hereby agree as follows:

1.	Scope of Services

1.1.
During the term of this Agreement DBSI shall provide Pointer with management services with respect to Pointer' business as shall be agreed upon between the parties from time to time, including, inter alia, the following:

(i)	Provision of services of Chairman of the Board of Directors, at a scope of no less than 40% position;

(ii)	Provision of directors services;

(iii)	Consulting Pointer’s management;

(iv)	Negotiations and work regarding financing and banks;

(v)	Review of potential mergers and acquisitions;

(vi)	General analysis

(the "Management Services").

1.2.
By rendering the Management Services hereunder, DBSI shall cooperate with Pointer and utilize a professional skill and diligence to provide the expertise required in connection with such services. DBSI shall dedicate as much time as will be necessary for the proper performance of the Management Services.

2.	Consideration

2.1.
In consideration of the performance of the Management Services hereunder Pointer shall pay to DBSI an aggregate annual management services fees in the amount of one hundred eighty thousand United States dollars (US$180,000) (the "Management Fees"), to be paid in equal quarterly installments of forty five thousand United States dollars (US$45,000). Each quarterly installment of the Management Fees shall be paid not later than the seventh (7th) day of each calendar quarter for Management Services rendered during the preceding calendar quarter.

2.2.
Pointer will reimburse DBSI for out-of-pocket business expenses borne by DBSI or any of its employees, directors or officers in connection with the provision of the Management Services against the submittal of the relevant invoices and receipts to Pointer.

2.3.	All payments under this Agreement shall be made against the issuance of a valid invoice furnished by DBSI to Pointer. Such payments shall also include Value Added Tax pursuant to applicable law.

3.	Proprietary Information

3.1.
DBSI agrees that any and all Proprietary Information (as defined below) of Pointer which may be provided to DBSI is, and shall be, the sole property of Pointer, and that DBSI will keep in confidence all such Proprietary Information, and not use or disclose any Proprietary Information to any third party without the written consent of Pointer, and that upon termination of this Agreement, DBSI will deliver to Pointer all documents and materials of any nature including or pertaining to any Proprietary Information.

3.2.
For purposes hereof, "Proprietary Information" means confidential and proprietary information concerning the business and financial activities of Pointer, including patents, patent applications, trademarks, copyrights and other intellectual property, and information relating to the same, technologies and products, know how, inventions, research and development activities, trade secrets, and also confidential commercial information such as information relating to customers, suppliers, marketing plans, etc. Proprietary Information shall also include information of the same nature which Pointer may obtain or receive from third parties. The term "Proprietary Information" shall not apply with respect to information that: (i) was known to DBSI prior to the engagement with Pointer; (ii) is or shall become part of the public knowledge except as a result of the breach of DBSI's undertakings towards Pointer hereunder; (iii) reflects information and data generally known in the industries or trades in which Pointer operates; (iv) DBSI is compelled by court or government action pursuant to applicable law to disclose such information, provided, however, that DBSI gives Pointer prompt notice thereof so that Pointer may seek a protective order or other appropriate remedy.

4.	Term; Termination

This Agreement shall be deemed effective as of August 1, 2014 and shall continue for a three (3) year period thereafter (the " Term"). Following the Term, this Agreement may be renewed subject to approval of the shareholders meeting of Pointer.

5.	Independent Contractor

DBSI is an independent contractor and is not an agent or employee of, and has no authority to bind, Pointer by contract or otherwise. DBSI will perform the Management Services under the general direction of Pointer.

6.	Miscellaneous

6.1.
Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto, supersedes any and all prior discussions, agreements and correspondence with regard to the subject matter hereof,  and may not be amended, modified or supplemented in any respect, except by a subsequent written document executed by both parties hereto.

6.2.
No Waiver. No failure, delay of forbearance of either party in exercising any power or right hereunder shall in any way restrict or diminish such party's rights and powers under this Agreement, or operate as a waiver of any breach or nonperformance by either party of any terms of conditions hereof.

B - 2

6.3.
Severability. In the event it shall be determined under any applicable law that a certain provision set forth in this Agreement is invalid or unenforceable, such determination shall not affect the remaining provisions of this Agreement unless the business purpose of this Agreement is substantially frustrated thereby.

6.4.
Notices. Any notices under this Agreement shall be sent by courier or certified mail, return receipt requested, postage or fees prepaid, to the address specified above or such other address as the party specifies in writing. Such notice will be effective one business day after delivery to the courier or mailing as specified.

6.5.
Governing Law; Jurisdiction. The laws of the State of Israel shall apply to this Agreement without giving effect to their rules regarding conflict of laws and the sole and exclusive place of jurisdiction in any matter arising out of or in connection with this Agreement shall be the competent court in Tel-Aviv, Israel.

IN WITNESS WHEREOF the parties have executed this Agreement on the date first written above.

Pointer Telocation Ltd. By: ______________ Name: ______________ Title: ______________	DBSI Investments Ltd. By: ______________ Name: ______________ Title: ______________

B - 3

Exhibit C

POINTER TELOCATION LTD.

LETTER OF INDEMNIFICATION

August ___, 2014

Dear ____________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Pointer Telocation Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

1. The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the “Companies Law”), and by the Securities Law-1968 (the “Securities Law”) in respect of the following:

1.1. any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (the “Action”) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.2. all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.3. all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction,, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.4. expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5. payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary.

2.Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1. a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company or Subsidiary, as applicable;

2.2. a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care;

2.3. an action taken or not taken with the intent of unlawfully realizing personal gain;

2.4. a fine or penalty imposed upon you;

2.5. a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder;

2.6. a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3. The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (the “Time of Indebtedness”), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4 and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

4. The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

5. The Company’s undertaking to indemnify you for the expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such expenses and/or matters result from your actions in the following matters or in connection therewith:

5.1. The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

5.2. Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

5.3. The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4. Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5. Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6. Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7. Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

5.8. Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

5.9. Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets;

5.10. Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not;

5.11. Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision;

5.12. Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business;

5.13. Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

5.14. Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

6. The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to US$ 4,000,000 in the aggregate, calculated with respect to each director and officer of the Company.

7. The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8. Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9. The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

10. In all indemnifiable circumstances, indemnification will be subject to the following:

10.1. You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

10.2. Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you.

10.3. Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

10.4. You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5. If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

10.6. The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

11. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

12. If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

14. If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

15. No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

16. This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on April 8, 2014, Board of Directors on April 8, 2014 and the Company’s shareholders on May 27, 2014.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

POINTER TELOCATION LTD.

Agreed:

_______________________

Name: ______________

Title: ______________

Date: ______________